UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        AMERICA WEST HOLDINGS CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                 Class B Common Stock, $.01 par value per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    023657208
                                    ---------
                                 (CUSIP Number)

                                  April 5, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit List: Page 8

                                  SCHEDULE 13G

CUSIP No.  023657208                                           Page 2 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE ASSET MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,083,250
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,083,250
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,083,250

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.6%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No.  023657208                                           Page 3 of 9 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SATELLITE FUND MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,083,250
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,083,250
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,083,250

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.6%

12       Type of Reporting Person (See Instructions)

                                    OO

                                                               Page 4 of 9 Pages

Item 1(a)         Name of Issuer:

                  America West Holdings Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  111 West Rio Salado Parkway, Tempe, Arizona  85281

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Satellite Asset Management, L.P. ("Satellite Asset Management"); and

                  ii) Satellite Fund Management, LLC ("Fund Management").

                  This statement relates to securities convertible into Shares (as defined herein) held for the accounts of certain investment funds and accounts over which Satellite Asset Management has investment discretionary trading authority. The General Partner of Satellite Asset Management is Fund Management and, in such capacity, Fund Management may be deemed to be the beneficial owner of the securities held for the account of Satellite Asset Management. Fund Management has seven members, and investment decisions made by such members, when necessary, are made by the affirmative vote of a majority of such members.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 20th Floor, New York, NY 10022.

Item 2(c)         Citizenship:

                  1) Satellite  Asset  Management  is  a  Delaware  limited
                     partnership; and

                  2) Fund Management is a Delaware limited liability company.

Item 2(d)         Title of Class of Securities:

                  Class B Common Stock, $.01 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  023657208

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 5 of 9 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof, each of Satellite Asset Management and Fund Management may be deemed the beneficial owner of 2,083,250 Shares issuable upon the conversion of certain convertible bonds (the "Bonds") held for the accounts of certain investment funds and accounts over which Satellite Asset Management has investment discretionary trading authority.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Satellite Asset Management and Fund Management may be deemed to beneficially own constitutes 5.6% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 35,121,045 as of April 20, 2004), assuming the conversion of the Bonds held for the accounts of the investment funds and accounts over which Satellite Asset Management has investment discretionary trading authority.

Item 4(c)         Number of shares as to which such person has:

Satellite Asset Management
--------------------------
(i)       Sole power to vote or direct the vote:                       2,083,250
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        2,083,250
(iv)      Shared power to dispose or to direct the disposition of              0

Fund Management
---------------
(i)       Sole power to vote or direct the vote:                       2,083,250
(ii)      Shared power to vote or to direct the vote                           0
(iii)     Sole power to dispose or to direct the disposition of        2,083,250
(iv)      Shared power to dispose or to direct the disposition of              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of  More  than  Five  Percent  on  Behalf of Another
                  Person:

                  The limited partners of (or investors in) each of the investment funds and accounts for which Satellite Asset Management exercises investment discretionary trading authority have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective funds in accordance with their respective limited partnership interests (or shares owned) in their respective funds.

                                                               Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 7 of 9 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April 30, 2004              SATELLITE ASSET MANAGEMENT, L.P.

                                  By: Satellite Fund Management, LLC,
                                      As General Partner of Satellite Asset
                                      Management, L.P.


                                  By: /s/ Brian S. Kriftcher
                                      --------------------------------------
                                      Name:  Brian S. Kriftcher
                                      Title: Member

Date: April 30, 2004              SATELLITE FUND MANAGEMENT, LLC


                                  By: /s/ Brian S. Kriftcher
                                      --------------------------------------
                                      Name:  Brian S. Kriftcher
                                      Title: Member

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX

Exhibit                                                                 Page No.
------                                                                  --------
A.        Joint Filing Agreement dated as of April 30, 2004, by
          and among Satellite Asset Management, L.P., and
          Satellite Fund Management, LLC...........................            9

                                                               Page 9 of 9 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of America West Holdings Corporation, dated as of April 30, 2004, is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date: April 30, 2004              SATELLITE ASSET MANAGEMENT, L.P.

                                  By: Satellite Fund Management, LLC,
                                      As General Partner of Satellite Asset
                                      Management, L.P.


                                  By: /s/ Brian S. Kriftcher
                                      --------------------------------------
                                      Name:  Brian S. Kriftcher
                                      Title: Member

Date: April 30, 2004              SATELLITE FUND MANAGEMENT, LLC


                                  By: /s/ Brian S. Kriftcher
                                      --------------------------------------
                                      Name:  Brian S. Kriftcher
                                      Title: Member